

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2012

Via Email
Mr. Delbert Blewett
Canyon Gold Corp.
7810 Marchwood Place
Vancouver BC, Canada V5S 4A6

> **Re:** **Canyon Gold Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 23, 2012**
> **File No. 333-177903**

Dear Mr. Blewett:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:
   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

     o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

> o If you have elected to use the extended transition period for complying with new
> or revised accounting standards under Section 102(b)(1), provide a risk factor
> explaining that this election allows you to delay the adoption of new or revised
> accounting standards that have different effective dates for public and private
> companies until those standards apply to private companies. Please state in your
> risk factor that, as a result of this election, your financial statements may not be
> comparable to companies that comply with public company effective dates.
> Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available
to you as a Smaller Reporting Company.

2. We note disclosure on your cover page and elsewhere that your stock is quoted on the
   OTC Pink Market and that you intend to apply for quotation on the OTC Bulletin Board.
   Publicly available information suggests you are the subject of a Cease Trade Order issued
   by the British Columbia Securities Commission on April 13, 2012. If true, please
   - Revise your cover page to refer to the Cease Trade Order (CTO);
   - Revise your Summary, Risk Factors, and Plan of Distribution, to
     - o Address the existence of the CTO;
     - o Discuss the reason(s) why it was issued; and,
     - o Address the impact it may have on your offering, the liquidity of your shares, and
       your ability to raise funds.

Relationships and Related Party Transactions, page 33

3. Please revise to address the material terms of the outstanding loans referenced in your
   disclosure on pages 33-34. Please provide the disclosure required by Item 404(a)(5) of
   Regulation S-K for each debt transaction.

4. We reissue comment eight of our letter dated March 27, 2012. Please provide the
   disclosure required by Item 404 of Regulation S-K for all related party transactions. We
   note the disclosure in the footnotes to the financial statements. For example, we note the
   free office space and management services provided.

5. Please disclose the nature of the relationship between the parties for each related party
   transaction.

Management, page 32

6. We note your response to prior comment six from our letter dated March 27, 2012 and
   partially reissue. If true, please revise to disclose that AR Associates was a delinquent
   filer while Mr. Blewett was an officer and director at the firm or explain why such
   disclosure is not material.

Executive Compensation, page 34

7. We note the payments to former directors in the fiscal year ended April 30, 2011. Please provide the disclosure required by Item 402(r) of Regulation S-K. Disclosure must be provided for directors who served for any part of the last fiscal year. We direct your attention to Question 127.01 to the Compliance and Disclosure Interpretations.

Financial Statements for the period ended January 31, 2012

Notes to Consolidated Financial Statements

Note 5. Convertible Notes Payable, page 62

8. We note from this disclosure that the Company had a convertible notes payable balance totaling $101,000 at January 31, 2012. The Company's disclosure states the notes were due December 31, 2002; however, these notes are not presented in the financial statements for the year ended April 30, 2011. Please reconcile this discrepancy.

Recent Sales of Unregistered Securities

9. Please disclose the facts supporting your reliance upon Regulation S as an exemption for certain transactions. In addition, please disclose the sophistication of the investors in discussing your reliance upon Section 4(2) as an exemption.

10. We note you issued convertible loans in the aggregate of $55,000 on July 7, 2011 and December 22, 2011 with a conversion price of $0.10. Please tell us how you accounted for these convertible loans and cite the specific authoritative guidance you used to support your accounting treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 if you have questions regarding engineering and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director